UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nuveen Churchill Private Capital Income Fund

(Name of Issuer)

Class I Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

67114U 105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67114U 105	Schedule 13G

(1)	Names of reporting persons Income Insurance Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 3,961,445
	(7)	Sole dispositive power
	(8)	Shared dispositive power 3,961,445

(9)	Aggregate amount beneficially owned by each reporting person 3,961,445
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 13.7%(1)
(12)	Type of reporting person (see instructions) FI

(1)

Calculations are based upon 28,986,948 Class I common shares of beneficial interest (“Class I Shares”) reporting outstanding as of August 8, 2024 on the Nuveen Churchill Private Capital Income Fund’s Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 9, 2024 (the “Q2 2024 Form 10-Q”).

CUSIP No. 67114U 105	Schedule 13G

(1)	Names of reporting persons NTUC Enterprise Co-Operative Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 3,961,445
	(7)	Sole dispositive power
	(8)	Shared dispositive power 3,961,445

(9)	Aggregate amount beneficially owned by each reporting person 3,961,445
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 13.7%(1)
(12)	Type of reporting person (see instructions) HC

(1)	Calculations are based upon 28,986,948 Class I Shares reporting outstanding as of August 8, 2024 on the Q2 2024 Form 10-Q.

CUSIP No. 67114U 105	Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class I common shares of beneficial interest (“Class I Shares”) of the Issuer on June 10, 2024 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership:

(a). Amount beneficially owned:

Income directly beneficially owns 3,961,445 Class I Shares. NTUC is the parent company of Income and may be deemed to beneficially own the Class I Shares directly beneficially owned by Income.

(b). Percent of class:

As of the date hereof, the Reporting Persons may be deemed the beneficial owner of approximately 13.7% of Class I Shares outstanding. The percentage of Class I Shares beneficially owned is based on a total of 28,986,948 Class I Shares outstanding as of August 8, 2024 on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 9, 2024.

(c). Number of Class I Shares as to which such person has:

Income

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,961,445

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,961,445

NTUC

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,961,445

(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,961,445

CUSIP No. 67114U 105	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2024

INCOME INSURANCE LTD

By:	/s/ Mark Shi Minkang
Name:	Mark Shi Minkang
Title:	Authorized Signatory

NTUC ENTERPRISE CO-OPERATIVE LTD

By:	/s/ David Poh
Name:	David Poh
Title:	Authorized Signatory